UPS News

James P. Hoffa, General President | Ken Hall, General Secretary-Treasurer, Package Division Director



UPS Teamster Shareholders: Demand Transparency, Accountability in Lobbying

Vote FOR Accountability and Transparency at UPS – Vote FOR Proposal

The Teamsters are joining other UPS shareholders to demand the company disclose all expenses, direct and indirect, related to lobbying by co-sponsoring a shareholder proposal that will be on the UPS proxy ballot.

UPS does not currently disclose or explain the rationale for its contributions to groups such as the highly controversial American Legislative Exchange Council (ALEC). UPS sits on ALEC's Private Enterprise Board and made a $25,000 contribution in 2011.

More than 100 companies have left ALEC because of its controversial positions, including Coca-Cola, Ford, General Electric, Johnson & Johnson, McDonalds, Procter & Gamble and even Walmart. ALEC supports positions on the environment, worker safety, unionization and worker misclassification that are bad for UPS's long-term financial health and bad for Teamsters and others who own UPS stock.

UPS also sits on the board of the U.S. Chamber of Commerce, which spent well over $1 billion in lobbying since 1998. During that time, the chamber has aggressively attacked initiatives to address issues of fundamental interest to UPS and UPS Teamsters, including climate change, workplace safety and workers' rights to organize – even though tackling those issues effectively is important for UPS's long-term growth.

If you are a UPS shareholder, owning shares as of the record date March 7, 2016, you should receive the company's 2016 proxy statement either electronically or by mail. You can vote now or anytime leading up to the UPS Annual Meeting of Shareowners on Thursday, May 5, 2016 in Wilmington, Del.

Don't throw your proxy or your vote away. Vote FOR accountability and transparency at UPS and support improved disclosures of lobbying expenditures. Vote FOR Proposal 3.

Visit Teamster.org for additional voting instructions once the UPS 2016 proxy statement is available.

This is not a proxy solicitation. Do NOT send your proxy to the International Brotherhood of Teamsters.